

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2013

Via E-mail
Geoffrey Alison
President and Chief Executive Officer
Cyberspace Vita, Inc.
56 Laenani Street
Haiku, HI 96708

   **Re: Cyberspace Vita, Inc.**
     **Form 10-K for Fiscal Year Ended December 31, 2011**
     **Filed March 30, 2012**
     **File No. 333-141929**

Dear Mr. Alison:

  We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ William H. Thompson

         William H. Thompson
         Accounting Branch Chief

cc:  Robert L. B. Diener, Esq.
    Law Offices of Robert Diener